15th July 2002

For the information of the local market, please find attached documentation re Listing of BHP Steel Limited lodged with the ASX.

Karen Wood
Company Secretary

LISTING OF BHP STEEL LIMITED

The offer for ordinary shares in BHP Steel Limited (ACN 000 011 058) is now closed. Trading in BHP Steel Shares is expected to commence on a conditional and deferred settlement basis at 11:30 am Australian Eastern Standard Time today. Normal trading is expected to commence on Thursday, 25 July 2002.

Price and basis of allocation

Applications have been accepted at the price and on the basis of allocation described below.

Final Price

The Final Price for the Retail Offer and the Institutional Offer will be A$2.80 per share.

Basis of Allocation

Retail Offer

Offer to BHP Billiton Limited Shareholders

All successful applicants under the Offer to BHP Billiton Limited Shareholders have been allocated shares as described in the table below.
OFFER TO BHP BILLITON LIMITED SHAREHOLDERS
Application Size	Basis of Allocation
Up to A$5,000	100% of amount applied for
More than A$5,000	A$5,000 plus 30% of amount applied for over A$5,000

General Public Offer

Applicants under the General Public Offer will not receive any allocation.

Applicants who have accepted an allocation of shares under the Broker Firm Offer have been satisfied in full. Applicants under the Broker Firm Offer can confirm their allocations with their broker.

Institutional Offer

Successful applicants in the Institutional Offer will be advised of their allocations directly by the Joint Global Co-ordinators, ABN AMRO Rothschild and Credit Suisse First Boston.

Sale Facility

All BHP Billiton Limited shareholders (except Institutional Selling Shareholders) who offered BHP Steel shares for sale under the Sale Facility have had their offer satisfied in full.

Institutional Selling Shareholders

Institutional shareholders who offered BHP Steel shares for sale under the Sale Facility will be advised of the satisfaction of their offer directly by the Joint Global Co-ordinators, ABN AMRO Rothschild and Credit Suisse First Boston.

Proceeds from sale under the Sale Facility will be despatched on 24 July 2002.

Procedure to determine exact allocation

Applicants requiring any further information relating to the BHP Steel Offer, including confirmation of entitlements, should contact the BHP Steel Offer should contact the BHP Steel Share Information Centre on 1300 855 998. Operators are available Monday to Friday from 8:30 am to 5:30 pm Australian Eastern Standard Time.

Applicants with queries regarding BHP Billiton Limited shares should contact the share department on 1300 655 140.

Despatch of notices

CHESS notices and issuer sponsored holding statements will be despatched on 24 July 2002.

Despatch of refunds

Refunds, if any, will be despatched on 24 July 2002.

Conditions for the conditional market

Trading in BHP Steel Shares will commence on a conditional and deferred settlement basis.

Trading will be conditional upon settlement occurring under the Broker Selling Agreements. Trading will continue to be conditional until BHP Billiton Limited notifies ASX that this settlement has occurred. If notice is not given to ASX that settlement has occurred by 31 July 2002:

  the conditions will be taken not to have been satisfied;
  the contracts formed on acceptance of applications under the Offer will be terminated;
  all conditional trades that may have occurred on ASX during the conditional trading period will be cancelled; and
  all application monies will be refunded without interest.

It is the responsibility of applicants to determine their holding details prior to trading in BHP Steel shares. Applicants selling shares prior to receiving confirmation of their holding will do so at their own risk.

Transfer of securities

Quotation is sought for 793 million ordinary shares. All of these securities will be transferred to successful applicants on 22 July 2002. No shares are subject to voluntary escrow arrangements.

Distribution schedule

An indicative distribution schedule is attached in Appendix A.

Top twenty holders

An indicative schedule of Top twenty holders is attached in Appendix B.

Long Term Incentive Program

The full terms and conditions of the Long Term Incentive Program are attached in Appendix C.

APPENDIX A: DISTRIBUTION SCHEDULE

Distribution schedule

An indicative distribution schedule of the numbers of holders in the form contained in Appendix 1A, paragraph 48, appears below:

Size of Holding	Holders		Shares
	Number	%	Number	%
1-1,000	206,820	7.46	59,168,613	7.46
1,001-5,000	54,416	14.24	112,944,671	14.24
5,001-10,000	5,097	4.40	34,858,832	4.40
10,001-100,000	2,878	8.12	64,391,789	8.12
100,001 and over	205	65.78	521,635,078	65.78
TOTAL	269,416	100%	792,998,983	100%

APPENDIX B: TOP TWENTY HOLDERS

Top twenty holders

An indicative statement detailing the names, number and percentages held by the twenty largest holders of ordinary shares, the only class to be quoted, appears in the table below:

Name	Number	%	Rank
J P MORGAN NOMINEES AUSTRALIA LIMITED	101,185,421	12.75	1
NATIONAL NOMINEES LIMITED	76,896,764	9.69	2
WESTPAC CUSTODIAN NOMINEES LIMITED	68,662,928	8.65	3
CITICORP NOMINEES PTY LIMITED	16,946,908	2.13	4
WESTPAC CUSTODIAN NOMINEES LIMITED	13,971,685	1.76	5
QUEENSLAND INVESTMENT CORPORATION	13,243,341	1.67	6
AMP LIFE LIMITED	12,799,108	1.61	7
ANZ NOMINEES LIMITED	12,401,382	1.56	8
COMMONWEALTH CUSTODIAL SERVICES LIMITED	11,899,767	1.50	9
MLC LIMITED	9,112,483	1.14	10
CITICORP NOMINEES PTY LIMITED	7,317,440	0.92	11
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	5,763,608	0.72	12
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	5,466,133	0.68	13
ING LIFE LIMITED	4,944,536	0.62	14
COGENT NOMINEES PTY LIMITED	4,930,048	0.62	15
CITICORP NOMINEES PTY LIMITED	4,005,676	0.50	16
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	3,860,407	0.48	17
NRMA NOMINEES PTY LIMITED	3,655,348	0.46	18
CITICORP NOMINEES PTY LIMITED	3,308,961	0.41	19
THE NATIONAL MUTUAL LIFE ASSOCIATION OF AUSTRALASIA LIMITED	3,287,396	0.41	20

APPENDIX C: LONG TERM INCENTIVE PROGRAM

BHP Steel Employee Share Plan Trust Deed

BHP Steel Limited

ABN 16 000 011 058

BHP Steel Share Plan Pty Ltd

ACN 101 326 336

CONTENTS

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

1.2 Interpretation

2. APPOINTMENT AND COMMENCEMENT

2.1 Appointment of Trustee

2.2 Commencement

2.3 Trust Assets

3. THE TRUSTEE

3.1 Powers of Trustee

3.2 Trustee Powers - Shares and Rights

3.3 Limitation on Trustee

3.4 Remuneration

3.5 Removal of Trustee

3.6 New Trustee

4. TRUSTEE INDEMNITY

4.1 Indemnity

4.2 Trustee Cannot Recover from Employees

5. AUDIT

5.1 Accounts

5.2 Auditor

6. OVERRIDING RESTRICTIONS ON OPERATION OF PLAN

6.1 Cap on issued Share Rights and Trust Shares

6.2 Restrictions on dealing

7. DISTRIBUTIONS IN RESPECT OF TRUST SHARES

7.1 Shares

7.2 Dividends

7.3 Rights Issues

8. VOTING RIGHTS

8.1 Right to receive notice of meeting

8.2 Trustee to vote in accordance with Participant's directions

8.3 No right to vote without Participant's directions

9. ENTITLEMENTS ATTACHING TO SHARES

10. FORFEITURE OF TRUST SHARES

11. APPLICATION OF FORFEITED SHARES

11.1 Forfeited Shares

11.2 Disposal of Forfeited Shares

11.3 Rights to Forfeited Shares

12. WITHDRAWAL OF TRUST SHARES

12.1 Transfer After Ten Years

12.2 Transfer Before Ten Years

12.3 Trustee to Transfer

12.4 Cost of Transfer

13. TERMINATION

13.1 Termination events

13.2 Distribution of Assets

14. INCOME AND CAPITAL DISTRIBUTIONS

14.1 Participant's right to Trust Income

14.2 Distributing Trust Income to Discretionary Beneficiaries

14.3 Accumulating Trust Income

14.4 Application of capital of ESP Trust

15. POWERS OF BHP STEEL

15.1 Powers

16. AMENDMENT

16.1 Amendments

16.2 Restriction on amendment power

17. TAXATION LIABILITY

17.1 Adjustments

17.2 No Liability

17.3 Withholding Taxes

17.4 Reimbursement

18. RIGHTS OF EMPLOYEES

19. CONNECTION WITH OTHER PLANS

20. ACKNOWLEDGEMENT

21. NOTICES

22. LAW

SCHEDULE 1 LONG TERM INCENTIVE PLAN

1. OFFER OF SHARE RIGHTS

1.1 Determining participation

1.2 Terms

1.3 Granting Share Rights

1.4 Acceptance of offer

1.5 Recording Share Rights grants

1.6 Disclaimer

1.7 Reduction in grant

1.8 Deed and Terms are binding

1.9 Participant's representatives

2. PERFORMANCE AND SERVICE CONDITIONS

2.1 Number of Share Rights exercisable

2.2 Determination by BHP Steel

2.3 Dismissal, resignation or cessation of employment

3. EXERCISE OF SHARE RIGHTS

3.1 BHP Steel to notify Trustee

3.2 Participant to notify Trustee

3.3 Rounding

3.4 Ten year limit

3.5 Takeover Bid

4. BONUS SHARES, RIGHTS ISSUES AND RECONSTRUCTIONS OF CAPITAL - SHARE RIGHTS

5. ACQUISITION OF TRUST SHARES

5.1 BHP Steel to determine funding for Shares

5.2 Trustee to acquire, subscribe for or allocate Shares

5.3 Subscription price for Shares

5.4 BHP Steel Group to provide funds for Shares

BHP Employee Share Plan Trust Deed

DATE 12 July 2002

PARTIES

BHP Steel Limited ABN 16 000 011 058 of 120 Collins Street, Melbourne, Victoria
("BHP Steel")

BHP Steel Employee Share Plan Pty Ltd ACN 101 326 336 of 120 Collins Street, Melbourne, Victoria (the "Trustee")

RECITALS

A. BHP Steel is establishing the Plans pursuant to this deed, to assist in the attraction, retention and motivation of employees and directors and to enable employees and directors, as shareholders, to share in the future growth of the BHP Steel Group.

B. The Trustee is to act as trustee of the trust which is to establish the Plans and to receive funds from the BHP Steel Group and apply the funds as set out in this deed. The sole activities of the trust are to relate to the purpose set out in Recital A.

OPERATIVE PROVISIONS

PART A - INTERPRETATION

  DEFINITIONS AND INTERPRETATION
 1.1        Definitions

    The following definitions apply in this deed (including the schedules) unless the context requires otherwise.

    "Accretion", in respect of a Trust Share, means any bonus share, rights under a Rights Issue, dividend or other distribution in respect of the Trust Share.

    "ASX" means Australian Stock Exchange Limited.

    "Average Share Price" in respect of a particular date, means the weighted average market price of a Share determined on the basis of Shares sold on the ASX during the 5 trading days (or other period as BHP Steel in its discretion considers appropriate) preceding the date.

    "BHP Steel LTIP" means the BHP Steel Long Term Incentive Plan, being the employee share incentive plan constituted by the General Provisions and schedule 1.

    "BHP Steel Group" means BHP Steel and each body corporate that is a subsidiary of BHP Steel and any other body corporate nominated by BHP Steel from time to time.

    "Discretionary Beneficiaries" means:

      Participants;
      Employees;
      a provident, benefit, superannuation or retirement fund established and maintained for the benefit of Employees (or any of them) in which none of BHP Steel or any member of the BHP Steel Group is beneficially interested; and
      any charity nominated by the BHP Steel.

    "Employee" means a full-time employee or a permanent part-time employee of a member of the BHP Steel Group.

    "Employer Company" has the meaning given to it in clause 17.3.

    "ESP Trust" means the trust for the Plans established under this deed.

    "Financial Year" means a period of twelve months ending on 30 June or other date determined by the Trustee from time to time.

    "Forfeited Share" means a Trust Share forfeited under Part C of this deed.

    "General Provisions" means the provisions of this deed other than the Schedule.

    "Listing Rules" means the listing rules of the ASX.

    "Net Income" means in respect of a Year of Income of the ESP Trust, an amount which the Trustee determines to be the "net income" (as defined in section 95 of the Income Tax Assessment Act 1936) of the ESP Trust for the Year of Income.

    "Notice of Withdrawal of Shares" means a written request made by a Participant to the Trustee in a form approved by BHP Steel for permission to withdraw all or some of the Vested Trust Shares held in respect of the Participant.

    "Outstanding Share Rights" means Share Rights which have not been exercised or lapsed.

    "Participant" means, in relation to the BHP Steel LTIP, an Employee who is the holder of Share Rights or on whose behalf Trust Shares are held by the Trustee under the BHP Steel LTIP.

    "Performance Condition" means any condition or any mechanism for setting any condition relating to performance whether of BHP Steel, any member of the BHP Steel Group, any part of the business of the BHP Steel Group or Participants as BHP Steel in its discretion considers appropriate.

    "Performance Period" means any period determined by BHP Steel in its discretion for the purpose of determining whether, or the extent to which, any Performance Condition or Service Condition is met.

    "Plans" means:

    (i) the BHP Steel LTIP; and

    (ii) any other employee share plan or incentive scheme approved by BHP Steel as a "Plan" for the purposes of this deed.

    "Resignation" means a resignation by a Participant other than:

    (a) a resignation tendered upon request by a member of the BHP Steel Group;

    (b) a resignation agreed by a member of the BHP Steel Group to be a retirement, or

    (c) a resignation effected by the acceptance of an offer of redundancy.

    "Rights Issue" means an issue of rights (not being Share Rights or by way of a pro rata bonus issue of fully paid shares other than securities) to acquire Shares or other securities made by BHP Steel.

    "Service Condition" means any condition or other term relating to duration or place of employment, nature of services to be provided to the BHP Steel Group, employment performance or otherwise in relation to employment with the BHP Steel Group, as BHP Steel in its discretion considers appropriate.

    "Share" means a fully paid ordinary share in the capital of BHP Steel.

    "Share Right" means a right to acquire a Share granted under Schedule 1.

    "Terms" means in respect of Share Rights or Trust Shares held on behalf of a Participant under the BHP Steel LTIP, the terms determined by BHP Steel under Clause 1.2 of Schedule 1 in relation to those Share Rights or Trust Shares; or

    "Trust Assets" means the property, rights and income of the ESP Trust.

    "Trust Share" means a Share which is held by the Trustee in respect of a Participant and includes any bonus share issued in respect of the Trust Share under any bonus issue made by BHP Steel to shareholders.

    "Vested Share Rights" means Share Rights which have become exercisable but which have not been exercised under the applicable Terms or this deed, but does not include Share Rights which have lapsed.

    "Year of Income" means a period of 12 months ending on the last day of a Financial Year and includes the period commencing on the establishment of the ESP Trust under Clause 2.2 and ending on the last day of the Financial Year in which the establishment occurs and the period ending on the date of termination of the ESP Trust and commencing on the first day of the Financial Year in which the date of termination falls.

   1.2        Interpretation

    Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

      A singular word includes the plural, and vice versa.
      A word which suggests one gender includes the other genders.
      If a word is defined, another part of speech has a corresponding meaning.
      If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.
      The word "subsidiary" has the same meaning as in the Corporations Act 2001.
      A reference to the Constitution of BHP Steel, a Plan, the ESP Trust or an agreement or document (including, without limitation, a reference to this deed) is to the Constitution, Plan, ESP Trust, the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this deed or that other agreement or document.
      A reference to a party to this deed or another agreement or document includes the party's successors, permitted substitutes and permitted assigns (and, where applicable, the party's legal personal representatives).
      A reference to legislation or to the Listing Rules includes a modification or re-enactment of them and, in the case of legislation, a regulation or statutory instrument issued under it.

  PART B - ESTABLISHMENT OF ESP TRUST

2.            APPOINTMENT AND COMMENCEMENT

2.1           Appointment of Trustee

    BHP Steel appoints the Trustee as the trustee of the ESP Trust and the Trustee agrees to be the trustee of the ESP Trust with effect from the establishment of the ESP Trust under Clause 2.2.

2.2            Commencement

    The ESP Trust is established upon the payment by BHP Steel to the Trustee of $10 which is to be held by the Trustee and form part of the Trust Assets.

2.3            Trust Assets

      Subject to Clause 14.4, the Trust Assets are to be held by the Trustee on trust for the benefit of the Discretionary Beneficiaries from time to time in accordance with the terms of this deed until termination of the ESP Trust under this deed or by operation of the law.

3.          THE TRUSTEE

3.1           Powers of Trustee

    Subject to this deed, the Trustee in its discretion has the full power to do all things a trustee is permitted to do by law in respect of the ESP Trust and the Trust Assets including the following:

      to enter into and execute all deeds, contracts or other documents and do all things it in its discretion considers necessary to give effect to and carry out the rights, powers and discretions conferred on the Trustee under this deed;
      to delegate to any person or company the exercise of all or any of the rights, powers or discretions conferred on the Trustee under this deed and to execute any power of attorney or other instrument necessary to effect the delegation;
      to commence, defend, settle or otherwise compromise any legal proceedings relating to the ESP Trust or any Trust Assets;
      to acquire, dispose of or otherwise deal with on any terms any property (including Shares) and to make investments for the benefit of the Participants or the Discretionary Beneficiaries;
      to open and operate any bank and other accounts for the ESP Trust as the Trustee thinks fit;
      to raise and borrow money in any manner either without security or secured by a mortgage or charge over all or any part of the Trust Assets other than Trust Shares;
      to take advice from any adviser (in relation to this deed or on the operation of the ESP Trust or otherwise) and act on that advice in any manner it thinks fit;
      to employ or engage, and at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, and pay the remuneration to them it thinks fit;
      to do all things which the Trustee in its discretion considers necessary to administer and maintain the ESP Trust and the Trust Assets in accordance with this deed;
      to rely on any document provided by an Employee or Participant, the form of which has been approved by BHP Steel, whether signed by the Employee or Participant or otherwise; and
      to refer any claim or demand by or against the Trustee in respect of the ESP Trust to arbitration and to observe and perform an award made under arbitration.
3.2            Trustee Powers - Shares and Rights

    Without limiting clause 3.1(d), if, at any time, the Trustee holds Shares or rights issued under any Rights Issue otherwise than for Participants then the Trustee in its discretion may:

      sell the Shares or rights on the ASX;
      sell the Shares or rights by private sale; or
      if BHP Steel offers to buy back the Shares, accept the offer,

    at the price and on the terms the Trustee in its discretion determines.

3.3            Limitation on Trustee

    Despite any other provision of this deed, the Trustee is not:

      permitted to offer, grant, issue or acquire any Share or any right to any Share if to do so would, or would in the opinion of the Trustee (having taken legal advice), contravene the Corporations Act 2001 or the Listing Rules or any other applicable law; or
      obliged to offer, grant, issue or acquire any Share or any right to any Share where compliance with any applicable law would in the opinion of the Trustee or BHP Steel be unduly onerous or impractical.
3.4            Remuneration

    The Trustee is not entitled to any remuneration in respect of its performance of its obligations as trustee of the ESP Trust.

3.5            Removal of Trustee

    The Trustee ceases to be the trustee of the ESP Trust:

      seven days after the Trustee giving a notice of resignation as Trustee to BHP Steel;
      upon BHP Steel serving the Trustee with a notice of removal as Trustee; or
      immediately when:
        a receiver or manager or receiver and manager or administrator is appointed to the Trustee;
        the Trustee goes into liquidation; or
        an order or resolution is made for its winding up.
3.6            New Trustee

    When a party ceases to be the trustee of the ESP Trust:

      BHP Steel will appoint a new trustee which will become the trustee of the ESP Trust upon the execution by it of a deed by which it agrees to be bound by this deed as trustee; and
      the trustee which is ceasing to be trustee must execute all share transfers and assign all other documents necessary to transfer the Trust Shares and Trust Assets into the name of the new trustee.

  Pending appointment of the new trustee, BHP Steel or any of its subsidiaries nominated by BHP Steel may act as trustee of the ESP Trust consistently with the law.

4.             TRUSTEE INDEMNITY

4.1            Indemnity

    To the extent permitted by law, BHP Steel indemnifies the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in performing its obligations as trustee of the ESP Trust.

4.2            Trustee Cannot Recover from Employees

  Subject to applicable Terms and clause 17, the Trustee cannot recover any liabilities, costs or expenses from any Employee or Participant.

5.              AUDIT

5.1            Accounts

    The Trustee must keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trustee and the matters in respect of which the receipt and expenditure takes place and of all acquisitions and disposals of Shares and of the assets and liabilities of the ESP Trust.

5.2            Auditor

  The Trustee will appoint an auditor of the ESP Trust and will cause the books of account to be audited annually by the auditor.

6.           OVERRIDING RESTRICTIONS ON OPERATION OF PLAN

6.1            Cap on issued Share Rights and Trust Shares

    The Trustee must not make an offer or grant Share Rights, and BHP Steel must not require the Trustee to subscribe for and BHP Steel must not issue to the Trustee, Shares on a particular day if the aggregate of:

      the number of Shares which underlie Outstanding Share Rights (assuming all related Performance Conditions and Service Conditions are fully satisfied), including Vested Share Rights, but excluding Vested Share Rights for which the Trustee has received a valid notice of exercise under clause 3.2 of Schedule 1 from the Participant and BHP Steel has, under clause 5.2(i), (iii) or (iv) of Schedule 1, elected that the Trustee must purchase the relevant Shares or allocate them from the Trust Assets;
      the number of Trust Shares held by the Trustee and acquired by it by way of subscription under this deed;
      the number of Shares which underlie the Share Rights proposed to be offered or granted, or the number of Shares proposed to be issued and subscribed for (as the case may be),

    would exceed 10% of the total number of Shares on issue on the day.

6.2            Restrictions on dealing

  Except with the prior approval of BHP Steel in its discretion, a Participant must not (and must not purport to) sell, transfer, mortgage, charge or otherwise dispose of, deal with or encumber any Share Rights, Shares which underlie Share Rights, Trust Shares or any other right arising under this deed except in so far as this deed or the applicable Terms expressly permit the Participant to do so.

  PART C - TREATMENT OF TRUST SHARES

7.            DISTRIBUTIONS IN RESPECT OF TRUST SHARES

7.1          Shares

    Subject to this deed (and, in particular, Clauses 6.2, 10 and 12), a Participant is beneficially entitled to all Trust Shares held by the Trustee on behalf of the Participant.

7.2         Dividends
      Subject to applicable Terms, a Participant will be entitled to receive from the Trustee all dividends or other cash distributions paid by BHP Steel on all Trust Shares held by the Trustee in respect of the Participant.
      In its discretion, the Trustee may make any arrangements it considers appropriate to enable participation of any Trust Shares in any dividend reinvestment or similar plan of BHP Steel.
7.3        Rights Issues

    Subject to applicable Terms:

      the Trustee will send a notice to a Participant of any Rights Issue in respect of Trust Shares held by the Trustee in respect of that Participant;
      the Participant may provide the Trustee with a notice in the form (if any) prescribed by BHP Steel requesting the Trustee:
        where the rights under the Rights Issue are renounceable, to sell some or all of the rights under the Rights Issue and if the Trustee does so, the Trustee must then promptly distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participant; or
        to subscribe for some or all of the securities to which the Participant is entitled under the Rights Issue provided the request is accompanied by payment of an amount equal to the cost of taking up the rights under the Rights Issue and transferring the resultant securities to the Participant;
      if the Trustee subscribes for a specified number of securities under Clause 7.3(b)(ii) on behalf of the Participant, the Trustee must do all things required by it to promptly transfer legal title in those securities to the Participant; and
      if the Trustee does not receive a notice under Clause 7.3(b) in respect of Trust Shares together with the appropriate payment within 14 days of despatch of the notice under Clause 7.3(a) whether because the Participant did not provide the notice or for any other reason, the Trustee may in its discretion sell some or all of the rights under the Rights Issue (if the rights are renounceable) on behalf of the Participant and if it does so, must then promptly distribute the proceeds of the sale (after deduction of the costs of sale incurred by the Trustee) to the Participant.
8.             VOTING RIGHTS

8.1           Right to receive notice of meeting

    A copy of the notice of all general meetings of shareholders of BHP Steel received by the Trustee must promptly be forwarded to a Participant on whose behalf the Trustee holds Trust Shares if, before the Trustee received the relevant notice of meeting, the Participant has requested the Trustee to forward copies of all notices for the succeeding year.

8.2           Trustee to vote in accordance with Participant's directions

    If a Participant gives the Trustee written instructions on how to vote in respect of the Trust Shares held for that Participant not less than 5 days prior to the relevant meeting, the Trustee must exercise the voting rights attaching to those Trust Shares in accordance with those written instructions.

8.3           No right to vote without Participant's directions

  If the Trustee does not receive written instructions in accordance with Clause 8.2, the Trustee must not exercise the voting rights attaching to the Trust Shares held in respect of the Participant.

9.            ENTITLEMENTS ATTACHING TO SHARES
      Shares issued to the Trustee or a Participant (including as a result of the exercise of Share Rights) will rank equally with other Shares on issue at the time of the issue.
      No Share Rights will give, prior to its exercise, the Participant any right to attend or vote at any meeting of BHP Steel.
10.          FORFEITURE OF TRUST SHARES

  Unless BHP Steel determines otherwise or the applicable Terms expressly provide otherwise, a Participant forfeits any right or interest to any Share Rights or Trust Shares if the Participant ceases to be employed by a member of the BHP Steel Group because of an act of fraud, defalcation or gross misconduct in relation to the affairs of BHP Steel or any other member of the BHP Steel Group.

11.         APPLICATION OF FORFEITED SHARES

11.1       Forfeited Shares

      For the avoidance of doubt, a Forfeited Share is part of the Trust Assets of the ESP Trust, and, subject to this clause 11, the Trustee is entitled to deal with a Forfeited Share in the same manner as it would deal with any other Trust Assets.
      In its discretion, BHP Steel may from time to time by notice in writing direct the Trustee to hold any Forfeited Share for the benefit of any Discretionary Beneficiary (whether as a Trust Share or otherwise as specified by BHP Steel) or to transfer any Forfeited Share to any Discretionary Beneficiary.
11.2      Disposal of Forfeited Shares

    Unless BHP Steel has given a direction under Clause 11.1, the Trustee in its discretion may sell any Forfeited Share and apply the proceeds as provided in Clause 11.3.

11.3     Rights to Forfeited Shares
      Any dividends, bonus shares or other benefits received by the Trustee in respect of any Forfeited Shares or any proceeds of sale of any Forfeited Shares may be applied by the Trustee in consultation with BHP Steel:
        in meeting any expenses incurred in administration of the Plans;
        for the benefit of any Discretionary Beneficiary; or
        for any other purpose relevant to the Plans.
      The Trustee may not exercise any voting rights attaching to any Forfeited Shares.
12.        WITHDRAWAL OF TRUST SHARES

12.1      Transfer After Ten Years

    Subject to Clauses 11 and 12, the Trustee must transfer a Trust Share held for a Participant to the Participant on (or as soon as practicable after) ,where the Participant became entitled to the Trust Share as a result of the exercise of a Share Right - the 10th anniversary of the date of grant of the related Share Right ,if it has not already been transferred to the Participant prior to that date.

12.2      Transfer Before Ten Years

    Except as provided in clause 12.3, before the 10th anniversary referred to in Clause 12.1, the Trustee must not sell any Trust Shares on behalf of any Participant or transfer any Trust Shares to or at the direction of any Participant.

12.3      Trustee to Transfer

    Subject to clause 17.4, the Trustee must do all things required by it to transfer legal title in the Trust Shares held for a Participant to, or at the direction of, the Participant:

      where required to do so by any applicable Terms;
      subject to applicable Terms, where a Participant ceases to be (in the case of a Participant in the BHP Steel LTIP) employed by a member of the BHP Steel Group (other than where the Trust Shares are or are liable to be forfeited under Clause 10), and gives to the Trustee a Notice of Withdrawal of Shares;
      in accordance with Clause 12.1;
      if a takeover bid (within the meaning of the Corporations Act 2001) is made for all of the Shares, and the Participant gives the Trustee a Notice of Withdrawal of Shares at any time prior to the last three days of the bid period specified in the offer document;
      the ESP Trust is terminated under Clause 13; or
      otherwise where BHP Steel in its discretion determines.
12.4          Cost of Transfer

  Subject to applicable Terms, the Participant must pay all costs associated with the transfer of Shares under this clause, unless BHP Steel in its discretion determines otherwise.

  PART D - TERMINATION OF ESP TRUST

13.          TERMINATION

13.1        Termination events

    The ESP Trust will terminate and be wound up as provided by law or upon the first to occur of the following events:

      an order being made or an effective resolution being passed for the winding up of BHP Steel (other than for the purpose of amalgamation or reconstruction);
      a person becoming entitled to compulsorily acquire all the Shares;
      a resolution is passed by shareholders of BHP Steel to cancel or buy-back all Shares held by the Trustee pursuant to a scheme of arrangement, reduction of capital, share buy-back or otherwise;
      BHP Steel determining that the ESP Trust is to be wound up; and
      the day before the 80th anniversary of the date on which the ESP Trust is established under Clause 2.2.
13.2        Distribution of Assets

  If there are any Trust Assets remaining in the ESP Trust following the distribution to Participants of any Trust Shares under Clause 12.3 and any Net Income attributable to Participants under Clause 14.1, those Trust Assets must be applied by the Trustee at the direction of BHP Steel, for the benefit of any one or more of the Discretionary Beneficiaries nominated by BHP Steel.

14.        INCOME AND CAPITAL DISTRIBUTIONS

14.1     Participant's right to Trust Income

    Subject to applicable Terms, a Participant is presently entitled to so much of the Net Income of the ESP Trust for a Year of Income which is attributable to:

      the Share Rights issued in respect of that Participant;
      any Trust Shares held by the Trustee on behalf of that Participant; and
      the proceeds of sales arising from the sale of rights under a Rights Issue by the Trustee on behalf of that Participant.
14.2     Distributing Trust Income to Discretionary Beneficiaries

    The balance of the Net Income of the Trust for a Year of Income to which no Participant is entitled in accordance with Clause 14.1 may be applied, in whole or in part, for the benefit of one or more of the Discretionary Beneficiaries nominated by BHP Steel.

14.3     Accumulating Trust Income

    The balance of the Net Income of the Trust for a Year of Income to which no Participant is entitled in accordance with Clause 14.1 and not applied in accordance with Clause 14.2 may be accumulated by the Trustee as an addition to the Trust Assets.

14.4     Application of capital of ESP Trust

    If it thinks fit, prior to the termination of the ESP Trust as set out in Clause 13.1, the Trustee may apply that part of the capital of the ESP Trust to which no Participant would be entitled as set out in Clause 14.1 if the ESP Trust was terminated at that time, in one or more of the following means:

      in payment of any costs and expenses incurred by the Trustee in the execution or purported execution of the ESP Trust or any of the powers, authorities or discretions vested in the Trustee; or
      for the benefit of any one or more of the Discretionary Beneficiaries as nominated by BHP Steel.

  PART E - MISCELLANEOUS

15.        POWERS OF BHP STEEL

15.1     Powers

    The Plans will be administered by BHP Steel which will have the authority to:

      make final and absolute determinations regarding any calculation or determination required under any Plan;
      resolve and bind the Trustee, any Employee and any Participant absolutely regarding any question of interpretation, effect or application of this deed, the Plans or the relevant Terms;
      resolve any difficulty or dispute arising under this deed, the Plans or any relevant Terms in any manner it sees fit in its discretion;
      subject to the Listing Rules, make variations in the application of any one or all of the Plans, from time to time, as it considers is consistent with the general nature of those Plans or as may be necessary or desirable as a result of changing circumstances or changes in legislation; and
      delegate any of its powers, discretions and rights under this deed (including any schedule and any Terms) to any person or body as it thinks fit.
16.            AMENDMENT

16.1          Amendments

      Subject to clause 16.2, BHP Steel and the Trustee may, by supplemental deed, amend this deed (including with retrospective effect).
      Without limiting the generality of paragraph (a), an amendment may be made for the purpose of (or for purposes which include):
        complying with or conforming to present or future applicable law (including any law governing or regulating the maintenance or operation of the Plans or similar plans), or with or to the Listing Rules;
        enabling participation in any one or all of the Plans by Employees resident in any overseas jurisdiction consistently with securities, taxation and other laws applicable in the overseas jurisdiction and otherwise appropriate to the circumstances of those Employees in the overseas jurisdiction;
        correcting any manifest error or mistake;
        ensuring that the Plans achieve the anticipated tax outcomes for the BHP Steel Group, the Trustee and the Participants;
        enabling the Participants generally (but not necessarily each Participant) to receive a more favourable taxation treatment in respect of their participation in any one or all of the Plans.
        enabling the establishment of other employee share incentive plans for the benefit of Employees or for other persons who provide services to the BHP Steel Group.
16.2        Restriction on amendment power

    No amendment may be made under clause 16.1:

      except in accordance with and in the manner (if any) required by the Listing Rules;
      that would result in an infringement of any applicable law (including the law against perpetuities).
17.          TAXATION LIABILITY

17.1        Adjustments

    The Trustee may in its discretion make such adjustments as it thinks fit to the Trust Shares and benefits distributable to Participants so as to provide for, or to pay, any taxes or other charges that accrue to the Trustee in respect of the operation of the Plans.

17.2        No Liability

    If a member of the BHP Steel Group becomes liable to pay any tax in relation to Trust Shares or other moneys or entitlements given or paid by the Trustee on behalf of, or in relation to a Participant, the Trustee must, if BHP Steel so requests, deduct from any money otherwise payable to the Participant and pay to BHP Steel, or other member of the BHP Steel Group which incurred the liability, (or as BHP Steel may direct) on behalf of the Participant sufficient moneys to reimburse any such liability (whether present or future).

17.3        Withholding Taxes

    If BHP Steel or any member of the BHP Steel Group which is the employer or former employer of an Employee ("Employer Company") is obliged as a result of or in connection with the grant, exercise or transfer of Share Rights, or issue, grant, purchase, transfer or sale of Trust Shares, to account to any tax authority for income tax or employment taxes under any wage, withholding or other arrangements or for any other tax, levy or charge of a similar nature, then the Participant must reimburse the Employer Company for the amounts paid or payable to the tax authority in connection with those Share Rights or Trust Shares.

17.4        Reimbursement

  Where Clause 17.3 applies, the Participant may not exercise the Share Rights, and the Trustee is not obliged to transfer any Trust Shares to the Participant or sell Trust Shares on behalf of the Participant unless the Employer Company or BHP Steel has notified the Trustee that it is satisfied that arrangements have been made for reimbursement by the Participant. The arrangements that the Employer Company or BHP Steel may make include, without limitation, the sale of Trust Shares held by the Trustee on behalf of that Participant.

18.        RIGHTS OF EMPLOYEES

  Except as expressly provided in this deed, or any applicable Terms, nothing in this deed, or any applicable Terms:

      confers on any Employee the right to receive any Shares;
      confers on any Participant the right to continue as an employee of any BHP Steel Group company;
      affects any rights which any BHP Steel Group company may have to terminate the employment of any Employee;
      may be used to increase damages in any action brought against any BHP Steel Group company in respect of any such termination; or
      confers on an Employee any expectation to become a Participant.
19.      CONNECTION WITH OTHER PLANS

  Participation by an Employee in a Plan does not affect, and is not affected by, eligibility to participate in any other Plan or other employee incentive scheme operated by BHP Steel unless the terms of that scheme provide otherwise.

20.      ACKNOWLEDGEMENT

  BHP Steel acknowledges that it does not have a beneficial interest in any Trust Assets or Trust Shares.

21.      NOTICES

  Any notice, demand, consent or other communication (the "Notice") given or made under this deed:

      may be made by electronic means acceptable to BHP Steel or otherwise in writing signed by a person duly authorised by the sender;
      when in writing, must be delivered to the intended recipient by prepaid post or by hand or fax to the address or fax number below or the address or fax number last notified by the intended recipient to the sender:
        to BHP Steel: Level 11, 120 Collins Street, Melbourne, Victoria
        Attention: The Secretary
        Fax No: 03 9666 4118
        to the Trustee: Level 11, 120 Collins Street, Melbourne, Victoria
        Attention: The Secretary
        Fax No: 03 9666 4118
      will be taken to be duly given or made:
        in the case of delivery by electronic means, as determined by BHP Steel and the Trustee from time to time;
        in the case of delivery in person, when delivered;
        in the case of delivery by post, two business days after the date of posting; and
        in the case of fax, on receipt by the sender of a transmission control report from the despatching machine showing the relevant number of pages and the correct destination fax machine number or name of recipient and indicating that the transmission has been made without error, but if the result is that a Notice would be taken to be given or made on a day that is not a business day in the place to which the Notice is sent or is later than 5.00pm (local time) it will be taken to have been duly given or made at the commencement of business on the next business day in that place.

22.        LAW

  This deed is governed by the laws of Victoria.

  SCHEDULE 1

  LONG TERM INCENTIVE PLAN

  The parties agree that the provisions of this schedule, together with the General Provisions of this Deed, shall comprise the rules of the BHP Steel Long Term Incentive Plan.

  In the event of any inconsistency between the General Provisions and the other provisions of this deed, this schedule is to prevail.

  Unless the context otherwise requires, in this schedule, a reference to a clause is to a clause of this schedule.

  1. OFFER OF SHARE RIGHTS

                        1.1 Determining participation

      In its discretion, BHP Steel may from time to time nominate any Employee for participation in the BHP Steel LTIP and determine the number of Share Rights to be offered or granted to the Employee by the Trustee.
      In making its determination BHP Steel may take into account any matter which it considers relevant including, but not limited to, the position in the BHP Steel Group held or to be held by the Employee, the nature of the Employee's employment arrangements with the BHP Steel Group, the contribution made by, the potential contribution of, the Employee to the BHP Steel Group (or any member of it) and the interests of BHP Steel shareholders.

      1.2 Terms

      (a) In its discretion, BHP Steel may determine the Terms applicable to any Share Rights the subject of any offer or grant and of any Trust Shares to be acquired by the Trustee and held by the Trustee in consequence of the exercise of any Share Rights.

      (b) The Terms may include:

        the consideration (if any) payable on the grant or acceptance of an offer of Share Rights;
        any Performance Conditions referable to the exercise of any Share Rights;
        any Service Conditions referable to the exercise of any Share Rights;
        any Performance Period or Performance Periods which may be referable to any one or more of any Performance Conditions specified under paragraph (ii) or Service Conditions specified under paragraph (iii);
        where the circumstances in which any Share Rights lapse are to be at variance with those set out in this deed, those circumstances;
        the consideration (if any) payable, or the method by which the consideration which is payable (if any) is to be determined which is payable, on exercise of any Share Rights;
        where Share Rights may be exercised under the Terms or this deed, a time within which the Share Rights are to be exercised if at variance with the time set out in this deed;
        if the treatment of Accretions in respect of any Trust Shares to be held by the Trustee on exercise of any Share Rights is to be at variance with this deed, the nature of the treatment;
        if there are to be restrictions on the rights of Participants to withdraw, or additional rights to withdraw, Trust Shares from the ESP Trust which are at variance with this deed, the nature of the restrictions or additional rights; and
        any other terms which BHP Steel considers appropriate including the incorporation by reference of any terms of any employment contract entered or proposed to be entered by any member of the BHP Steel Group with any person.

        1.3 Granting Share Rights

        In its discretion, the Trustee may make an offer of or grant Share Rights in accordance with any nomination and determinations made under Clauses 1.1 and 1.2 (but not otherwise). Any offer or grant made by the Trustee must be in writing and include the following:

        (a) the name of the Employee;

        (b) a description of and the number of Share Rights granted or offered;

        (c) the Terms determined by BHP Steel under Clause 1.2; and

        (d) if an offer of Share Rights is made and consideration is payable in respect of their grant, the time and date by which the offer must be accepted.

        1.4 Acceptance of offer

        Where the Trustee offers Share Rights to an Employee, the Employee is taken to have accepted the offer by:

        (a) completing and signing the appropriate application form in respect of a number of Share Rights which is not greater than the number of Share Rights which the Employee is offered and not less than the minimum number (if any), specified in the offer; and

        (b) returning the completed and signed form to the Trustee together with the consideration (if any) required to be paid on acceptance, by the time and date specified in the offer,

        or by such other manner or means as is specified in the offer.

        An Employee may also accept an offer made by the Trustee to grant Share Rights by entering into an employment agreement with a member of the BHP Steel Group provided that the Trustee and BHP Steel are satisfied there is an effective acceptance of the offer.

        1.5 Recording Share Rights grants

        As soon as practicable after the grant of Share Rights to an Employee or receipt of a Participant's acceptance in compliance with Clause 1.4, the Trustee will record the Employee as entitled to the Share Rights granted to the Employee in accordance with this deed. The Trustee may issue certificates or statements in respect of the Share Rights.

        1.6 Disclaimer

        (a) Where the Trustee grants Share Rights to any Employee the Terms of which do not require payment of consideration by the Employee in respect of their grant, the Employee may by:

        notice in writing to the Trustee, and
        returning any relevant certificates relating to them for cancellation,

      disclaim or surrender to the Trustee those Share Rights at any time before they are exercised.

      (b) If Share Rights are disclaimed or surrendered by an Employee, the Trustee must amend its records accordingly.

      1.7 Reduction in grant

      BHP Steel or the Trustee may, in its discretion, reduce the number of Share Rights granted or offered to an Employee, including after they have been granted or an offer has been accepted but not after Share Rights have become Vested Share Rights. This power may be exercised for any reason and at any time, including (without limitation) where there has been a change in the nature of the responsibilities of the Employee or where BHP Steel or the Trustee decides that an error was made in the number Share Rights offered to or granted to the Employee. If BHP Steel or the Trustee does so:

      the Trustee must notify the Employee accordingly;
      the number of Share Rights held by or offered to the Employee is to be taken to be the reduced number (subject to paragraph (c) below, the Participant is not entitled to compensation in lieu); and
      if the Employee paid consideration for the Share Rights, the Trustee must refund the relevant proportion of the consideration so paid.

      1.8 Deed and Terms are binding

      Subject to clause 1.6, an Employee who receives Share Rights from the Trustee will be bound by this deed, the applicable Terms and, in respect of any Shares acquired upon exercise of Share Rights, the Constitution of BHP Steel.

      1.9 Participant's representatives

      A legal representative of a Participant may be recognised by the Trustee as a holder of the Participant's Share Rights in circumstances where either the Participant has died or the Participant's estate is liable to be dealt with under the laws relating to mental health, on the production to the Trustee of documents or other evidence which the Trustee may reasonably require to establish the entitlement of the legal personal representative.

      2. PERFORMANCE AND SERVICE CONDITIONS

      2.1 Number of Share Rights exercisable

      Where, in respect of any Share Rights there is more than one Performance Period at the end of which a Performance Condition or Service Condition is to be tested, subject to the relevant Terms, the number of those Share Rights which may be exercised after the end of any Performance Period will be reduced by the number of those Share Rights (if any) which became Vested Share Rights at the end of any earlier Performance Period.

      2.2 Determination by BHP Steel

      As soon as practicable after each Performance Period, BHP Steel will determine the outcome of any Performance Conditions and Service Conditions and notify the Trustee and, as appropriate, Participants, of the results of that determination. The determination may include (without limitation but subject to applicable Terms);

      (a) a determination that some or all of the Share Rights to which the Performance Conditions or Service Conditions are referable may be exercised, in consequence of the outcome of any applicable Performance Condition or Service Condition;

      (b) a reduction or increase of the Shares applicable to any Share Rights, in consequence of the outcome of any applicable Performance Condition or Service Condition, or as a result of the application of Clause 7.3(b),(c) or (d) of this deed in respect of any Rights Issue, bonus issue or capital reconstruction; and

      (c) a determination that any Share Rights lapse in whole or part in consequence of the outcome of any applicable Performance Condition or Service Condition.

      A determination made by BHP Steel is final and binding on the Trustee and Participants, provided that BHP Steel may in its discretion determine to revise any determination.

      2.3 Dismissal, resignation or cessation of employment

      Subject to applicable Terms, the following provisions apply to Share Rights, excluding Vested Share Rights:

      (a) If, in the opinion of BHP Steel, the Participant commits any illegal conduct or serious misconduct (including serious neglect of duties or unacceptable behaviour) in relation to the BHP Steel Group (or any member of it), or becomes disqualified from managing a corporation without leave of the court under the Corporations Act 2001, whether or not resulting in dismissal from employment, Share Rights in respect of that Participant will lapse, upon determination by BHP Steel to that effect.

      (b) If a Participant tenders a Resignation and ceases to be employed by a member of the BHP Steel Group, the Share Rights in respect of the Participant will lapse upon the cessation of employment.

      (c) If a Participant ceases to be employed by a member of the BHP Steel Group for any reason (other than as set out in paragraphs (a) and (b)), BHP Steel in its discretion may:

        determine that some or all of the Share Rights lapse;
        determine that some or all of the Share Rights (which have not lapsed) may be exercised, subject to any conditions BHP Steel considers appropriate; and
        upon satisfaction of any conditions as referred in paragraph (ii), notify the results of that determination to the Trustee.

      (d) Without limiting the discretion of BHP Steel under paragraph (c), BHP Steel may take into account the period of time since the Share Rights were issued and any other matter (including the extent to which any applicable Performance Conditions or Service Conditions have been, or may reasonably be expected to be, performed) as BHP Steel considers appropriate.

      3. EXERCISE OF SHARE RIGHTS

      3.1 BHP Steel to notify Trustee

      Subject to Clause 17.4 of this deed, Share Rights are exercisable (and become Vested Share Rights) upon BHP Steel providing to the Trustee a notice under Clause 2.2(a) or other notice by BHP Steel that Share Rights are exercisable under this deed or applicable Terms.

      3.2 Participant to notify Trustee

      Vested Share Rights can only be exercised by the Participant lodging a completed notice of exercise acceptable to the Trustee together with payment of the amount (if any) required by the Terms for the exercise of the Vested Share Rights.

      3.3 Rounding

      Subject to applicable Terms, the Participant must exercise Vested Share Rights in multiples of 1,000 (or, where the number of Share Rights which are exercisable by the Participant is less than 1,000, that number) unless BHP Steel otherwise determines.

      3.4 Ten year limit

      Subject to applicable Terms, any Share Right which has neither been exercised nor lapsed, surrendered or disclaimed in accordance with its Terms or this deed, lapses on the tenth anniversary of its issue.

      3.5 Takeover Bid

      Subject to applicable Terms, if a takeover bid within the meaning of the Corporations Act 2001 is made for all of the Shares or a transaction is announced or entered into by BHP Steel which, if implemented, would result in a person owning all the issued Shares, at any time while there are any Share Rights which have not lapsed or been exercised, BHP Steel in its discretion may nominate a period during which a Participant may exercise some or all of that Participant's Share Rights as determined by BHP Steel in its discretion (without affecting any right of the Participant to exercise any Share Rights otherwise in accordance with applicable Terms or this deed). BHP Steel may exercise its discretion under this clause whether or not the Share Rights are otherwise capable of being exercised under this deed, or applicable Terms.

      3.6 Compliance with Corporations Act

      A Participant must not exercise a Vested Share Right if by doing so the Participant would contravene the Corporations Act 2001.

      4. BONUS SHARES, RIGHTS ISSUES AND RECONSTRUCTIONS OF CAPITAL - SHARE RIGHTS

      (a) The holding of a Share Right (whether or not a Vested Share Right) does not of itself permit the Participant to participate in any Rights Issue.

      (b) In respect of any Share Right (not being a Share Right which has lapsed) held by the Participant which has not been exercised under this deed, if BHP Steel makes a Rights Issue, adjustments will be made to the number of Shares which will result from the exercise of the Share Rights in the manner BHP Steel determines having regard to the Listing Rules.

      (c) If BHP Steel makes a pro rata bonus issue of Shares to its ordinary shareholders (other than distributions made following a shareholder election, including bonus shares issued in lieu of dividends) the Participant, in respect of each unexercised Share Right held at the record date for determining entitlements to that bonus issue, will, on receipt of the Shares resulting from exercise of the Share Right under this deed, be provided with additional Shares equal to the number of bonus shares the Participant would have been entitled to receive if the Share Right had been exercised prior to that record date.

      If BHP Steel reconstructs its issued capital during any time in which the Participant holds any Share Rights which have not become exercisable (not being Share Rights which have lapsed) under this deed, adjustments will be made to the number of Share Rights or the Shares which are to be provided to the Participant on exercise of the Share Rights in the manner BHP Steel determines having regard to the Listing Rules, to take into account changes to the capital structure of BHP Steel that occur by reason of that reconstruction.
      If Share Rights are exercised and, as a result of any adjustments made under Clause 4(b), (c) or (d), any of the Share Rights confer an entitlement to acquire a fraction of a Share, the fractional entitlements referable to all Share Rights being exercised at that time by the Participant will be added together and the total will be rounded down to the next whole number. The provision of a number of Shares to the Participant equivalent to that whole number is in full satisfaction of the fractional entitlements.

      5. ACQUISITION OF TRUST SHARES

      5.1 BHP Steel to determine funding for Shares

      In respect of any exercise of Share Rights the subject of any notice under Clause 3.1, BHP Steel may (whether or not a valid notice of exercise has been received under clause 3.2):

      (a) offer to the Trustee to provide, or to have a member of the BHP Steel Group provide, funds for the purpose of acquiring Trust Shares;

      (b) request the Trustee to apply some of the capital of the Trust to acquire Trust Shares;

      (c) request the Trustee to hold Shares forming part of the Trust Assets (including Forfeited Shares) for the purpose of allocation under Clause 5.2(iii); or

      (d) effect a combination of (a), (b) and (c).

      5.2 Trustee to acquire, subscribe for or allocate Shares

      Subject to the Trustee receiving:

      (a) sufficient payment for, or having sufficient capital in respect of, Vested Share Rights; and

      (b) a valid notice of exercise from the Participant under Clause 3.2,

      by no later than 7 days (or such other period as BHP Steel determines) after the receipt of the notice of exercise, the Trustee must, at the election of BHP Steel:

        purchase the requisite number (or any proportion of that number determined by BHP Steel) of Trust Shares on behalf of the relevant Participant;
        subscribe for (and BHP Steel must issue to the Trustee) the requisite number (or a proportion of that number determined by BHP Steel) of Trust Shares on behalf of the relevant Participant;
        allocate Shares forming part of the Trust Assets (not being Trust Shares held on behalf of any other particular Participant) to be held on behalf of the relevant Participant; or
        effect a combination of(i), (ii) and (iii).

                        5.3 Subscription price for Shares

The subscription price for each of the Trust Shares referred to in Clause 5.2(ii) will be the Average Share Price of a Share as determined by BHP Steel on the date on which the Shares are issued to the Trustee.

                        5.4 BHP Steel Group to provide funds for Shares

BHP Steel will ensure that it or a member of the BHP Steel Group provides to the Trustee any funds required by the Trustee in order to comply with its obligations under Clause 5.2 (after application by the Trustee of any capital as requested by BHP Steel under Clause 5.1(b)).

EXECUTED as a deed.

EXECUTED by BHP Steel Limited:

Signature of director	Director/Secretary

Name G J Kraehe	Name M G Barron

EXECUTED by BHP Steel Employee Share Plan Pty Ltd:

Signature of director	Director/Secretary

Name Ian Fraser	Name David Cantrick-Brooks

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia